Exhibit 4.9

Service Agreement

Telix Pharmaceuticals Limited

ACN 616 620 369

and

Dr Christian Peter Behrenbruch

SERVICE AGREEMENT

1	Key Terms

Subject	Key Terms
1. Parties	ABN 616 620 369 of Suite 226, 55 Flemington Road, North Melbourne, VIC 3051 (Company) Dr Christian Peter Behrenbruch of 4/364B Lygon Street, Brunswick East, VIC 3057 (You)
2. Purpose	The Company has agreed to employ You in the Position and You have agreed to accept that employment on the terms of this agreement.
3. Position (see clause 2)	Chief Executive Officer / Executive Director
4. Start Date (see clause 2.2)	16 January 2017
5. Location (see clause 2.4)	Melbourne, Australia
6. Manager (see clause 3.3)	Reporting to the Board of Directors of the Company
7. Total Fixed Remuneration (see clause 6.1)

$241,000 per year which includes:

(a) base salary; and

(b) compulsory superannuation contributions paid by the Company for Your benefit,

but does not include any payroll tax or workers’ compensation insurance paid by the Company in respect of Your employment.

8. Review Date (see clause 6.4)	Remuneration package to be reviewed annually within 30 days of the anniversary of the Start Date. If the Company executes an initial public offering (IPO) within 12 months of the Start Date, then the total remuneration package will be reviewed and benchmarked on the basis of comparable market cap ASX-listed companies.
9. First Review Date (see clause 6.4)	Within 30 days of 1 January 2018 if the Company remains an unlisted company.
10. Payment Frequency (see clause 6.5)	Monthly
11. Employee Notice Period (see clause 9.1(a))	3 months’ notice

Subject	Key Terms
12. Employer Notice Period (see clause 9.1(b))	3 months’ notice
13. Post Employment Restraints (see clause 14)

(a)  No competing with the Group

You must not (whether directly or indirectly) during the Restricted Period (explained below) and in the Restricted Area (also explained below) carry on, be employed by or engaged or otherwise interested in any Competitive Business (being any business that competes with the Group during the period of 6 months preceding the End Date, or during the Restricted Period) to provide products or services which are the same as or similar to those You provided to the Company at any time within the 6 months immediately preceding the date Your employment ends.

(b)  No inducing employees to leave the Group

You must not during the Restricted Period and in the Restricted Area induce or attempt to induce any director or employee of the Group with whom You had work related dealings during the 6 months preceding the date Your employment ends to terminate his or her engagement with the Group, whether or not that person would commit a breach of that person’s contract of engagement.

(c)  No persuading the Group’s customer to cease or reduce business

You must not during the Restricted Period and in the Restricted Area solicit or persuade any customer of the Group with whom You had work related dealings during the 6 months preceding the date Your employment ends to cease doing business with the Group or reduce the amount of business which the person would normally do, or otherwise have done, with the Group.

14. Restricted Period (see clause 14)

(a)   Australia, United Kingdom, European Union or United States; or if a Court finds that unenforceable;

(b)   Victoria, Australia; or if a Court finds that unenforceable;

(c)   Melbourne, Victoria, Australia.

15. Restricted Period (see clause 14)	(d) the period 6 months starting on the End Date; or if a Court finds that unenforceable (e) the period of 3 months starting on the End Date, where the ‘End Date’ is the date Your employment ends.
16. Governing law and jurisdiction (see clause 16.1)	Victoria, Australia

2	Employment and appointment as a director

2.1	Position

(a)	The Company will employ You in the Position set out in clause 1 (‘Key Details’) at the start of this agreement.

(b)	With Your consent, You may also be appointed to the board of directors of the Company or one of its related bodies corporate. Your appointment will be subject to the relevant company’s constitution.

2.2	Start date

Your employment will start on the Start Date set out in clause 1 (‘Key Details’) above.

2.3	Warranty

You warrant that You are not under any obligation or restriction which would interfere or conflict with Your employment in this role or Your obligations and duties under this agreement.

2.4	Location and travel

(a)	Your place of work is, initially, the Location set out in clause 1 (‘Key Details’) above. The Company may require You to work in other locations at any time.

(b)	The Company may require You to travel within the state, interstate or overseas to perform Your duties.

3	Duties and reporting structure

3.1	Duties of Your position

(a)	You must perform the duties reasonably associated with the Position.

(b)	In addition, You must also perform other duties which You are capable of performing, as required by the Company.

3.2	General duties

You must:

(a)	devote all of Your time, attention and skill to the performance of Your duties both during normal business hours and at other times as reasonably necessary for a full- time appointment of this nature;

(b)	perform Your duties faithfully and diligently;

(c)	follow lawful and reasonable directions given to You by the Company; and

(d)	promote the interests of the Company and any member of the Group.

3.3	Reporting structure

You will report to the Manager set out in clause 1 (‘Key Details’) above or as otherwise directed by the Company.

3.4	Changes to Your position

If Your position, duties or reporting structure change, this agreement will continue to apply to Your employment unless You and the Company:

(a)	enter a new written employment agreement; or

(b)	vary this agreement in writing.

4	Hours of work

You are employed for a minimum of 40 hours/week to perform the duties associated with the Position. Because of the senior nature of the Position, You acknowledge and agree that any hours that You are required to work are reasonable so far as they are necessary for the full and proper performance of Your duties under this agreement.

5	Company policies

The Company has various policies which apply to Your employment. You must familiarise Yourself with these policies. Where the policies place obligations on You, You must comply with them. The Company may review, vary, add to or withdraw the policies from time to time in its absolute discretion. To avoid doubt, the policies and any obligations on the Company set out in them do not form part of Your employment agreement and are not binding on the Company.

6	Remuneration

6.1	Total fixed remuneration employment cost

(a)	The Company will pay You on a Total Fixed Remuneration basis.

(b)	Your initial Total Fixed Remuneration is set out in clause 1 (‘Key Details’) above.

(c)	The Company will make compulsory superannuation contributions up to the quarterly maximum contribution base on Your behalf in accordance with Superannuation Guarantee legislation. The contributions may be made to the Company’s default fund or to a complying superannuation fund of Your choice. You will be given information about this choice.

(d)	You may elect to receive part of Your Total Fixed Remuneration in the form of benefits. The Company’s salary packaging guidelines set out details of the benefits currently available and the process for electing to receive them. The Company may withdraw salary packaging at any time in its absolute discretion.

(e)	If You elect to receive part of Your Total Fixed Remuneration as benefits, the election must comply with the salary packaging guidelines. Your Total Fixed Remuneration includes all costs associated with the election, including the costs of any fringe benefits tax payable by the Company as a result of complying with the election.

6.2	Directors and officers insurance

Subject to the applicable law, if You are appointed as a director of the Company or any member of the Group, the Company or the relevant Group company will maintain directors and officers liability insurance for Your benefit on terms acceptable to the Company or the relevant Group company.

6.3	Annualised salary

Your base salary includes compensation for all entitlements, benefits or payments that might otherwise be due under any industrial instrument that may apply to Your employment including overtime, penalty payments for out of hours work and working weekends and public holidays, and any other loadings, penalties, overtime or allowances. Accordingly, You will not be paid any special rates or allowances for working particular times or under particular conditions unless otherwise agreed in writing.

6.4	Review of remuneration package

The Company will review Your Total Fixed Remuneration each year on the Review Date set out in clause 1 (‘Key Details’) above, with the first review on the First Review Date set out in clause 1 (‘Key Details’) above, unless otherwise agreed in writing.

6.5	Payment

The Company will pay any Total Fixed Remuneration that You elect to receive as salary (less any compulsory superannuation contributions and applicable tax), based on the Payment Frequency set out in clause 1 (‘Key Details’) above, by electronic transfer to Your nominated bank account.

6.6	Expenses

The Company will reimburse You for any expenses that You reasonably incur during the performance of Your duties. The Company may require You to provide a tax invoice, or other evidence, to substantiate any expenses claim.

7	Incentive arrangements

(a)	You may be eligible to participate in incentive arrangements offered by the Company from time to time.

(b)	Your participation is subject to the rules of the plan. The Company may amend these rules from time to time. They do not form part of Your employment agreement.

(c)	Your participation in the plan, and all benefits under the plan, are at the absolute discretion of the Company. Any payment to You will be net of any applicable tax and superannuation contribution which the Company is required to make in respect of any incentive payment.

(d)	Unless otherwise agreed in writing, You are only entitled to receive a benefit under the plan if You are employed by the Company on the date that the benefit is paid or provided.

8	Leave

8.1	Your entitlement

(a)	You are entitled to annual leave, personal/carer’s leave, compassionate leave, and parental leave in accordance with legislation.

(b)	Currently, Your entitlements under the National Employment Standards are 4 weeks’ annual leave each year, 10 days’ paid personal/carer’s leave each year (in certain circumstances You may also be able to access unpaid carer’s leave and compassionate leave), and up to 12 months’ unpaid parental leave where You have responsibility for the care of a child (in certain circumstances You may be able to extend this leave).

8.2	Long service leave

You will be entitled to long service leave in accordance with applicable legislation.

8.3	Public holidays

You will be usually be entitled to paid leave on days declared as public holidays in the state or territory in which You work. From time to time You may be required, and You will not reasonably refuse, to work on a public holiday in order to perform Your duties. Your remuneration includes an amount to compensate for this.

9	Ending Your employment

9.1	Ending Your employment with notice

Subject to the notice provisions set out in clause 9.1(a):

(a)	You may end Your employment at any time by giving the Employee Notice Period set out in clause 1 (‘Key Details’); or

(b)	the Company may end Your employment at any time by giving the Employer Notice Period set out in clause 1 (‘Key Details’).

9.2	Payment in lieu of notice period

The Company may:

(a)	pay You in lieu of Your notice period; or

(b)	require You to work for part of Your notice period and pay You in lieu of the balance of the period.

9.3	Calculation of payments if Your employment ends

If Your employment ends, the Company will calculate any payments in lieu of notice or accrued leave in accordance with applicable law.

9.4	Deduction of amounts owed

(a)	To the extent permitted by law, any outstanding advances or other payments due to the Company by You will be deducted before payment of any amounts under this clause 9 are made to You.

(b)	If the amounts owed by You to the Company at the date Your employment ends exceed amounts payable to You under this clause 9, You agree to repay such amounts to the Company within 14 days of the date Your employment ends.

9.5	Duties during notice period

If You or the Company gives notice ending Your employment, the Company may direct You at any time during the notice period:

(a)	not to attend work; or

(b)	not to perform all or part of Your duties.

9.6	Ending Your employment without notice

The Company may end Your employment at any time without notice if You:

(a)	engage in serious or wilful misconduct;

(b)	are seriously negligent in the performance of Your duties;

(c)	commit a serious or persistent breach of this agreement;

(d)	commit an act, whether at work or otherwise, which brings the Company into disrepute; or

(e)	are charged with an offence punishable by imprisonment.

9.7	Return of property

Before Your employment ends, or as soon as practicable after it ends, You must return all property belonging to the Company.

9.8	Resignation as director

(a)	If Your employment ends You must resign as a director of the Company and any Group company unless the Board determines otherwise.

(b)	If You fail to resign as a director You irrevocably appoint the Company Secretary (or any other person nominated by the Company) as attorney to sign a resignation as director or other officer on Your behalf and have no entitlement to any compensation for loss of office.

9.9	Redundancy

If Your employment ends for a reason including that Your position is redundant, any payment to You on ending of Your employment (other than a payment in lieu of Your minimum statutory entitlement to notice of termination) will be inclusive of any statutory entitlement that You may have to redundancy pay.

9.10	Consideration for holding office

You and the Company agree that the benefits to which You are entitled under this agreement in connection with the termination of Your employment are in part consideration for You agreeing to accept the office of the Position, and any other office or position that is a ‘managerial or executive office’ (as that expression is defined in the Corporations Act 2001 (Cth)) in any Group company.

10	Disclosure of information

10.1	Definitions

In this agreement:

(a)	‘Confidential Information’ means any Information which is confidential and not in the public domain (unless in the public domain because of a breach of confidentiality).

(b)	‘Information’ means any information about the Group or its business (including, but not limited to, any idea, concept, process or know-how) which comes to Your notice in the course of Your employment or is generated by You in the course of performing Your duties.

10.2	Importance of Confidential Information

(a)	During Your employment with the Company You will acquire experience, Confidential Information, trade secrets, know-how and particular skills in the affairs, practices, customer requirements and trade connections of the Group.

(b)	Because of the importance to the Group of the knowledge and Confidential Information which You will acquire, the Company wishes to ensure that You do not take advantage of these matters for Your advantage or others to the detriment of the Group and its businesses and in violation of its rights.

10.3	Your obligations during employment

During Your employment, You must not use or disclose Information unless the use or disclosure is:

(a)	required by law;

(b)	made as part of the proper performance of Your duties; or

(c)	agreed by the Company.

10.4	Your obligations after Your employment ends

After Your employment ends, and without limiting Your general law obligations, You must not disclose Confidential Information unless the disclosure is:

(a)	required by law; or

(b)	agreed in writing by the Company.

10.5	Preventing disclosure

You must take all reasonable and necessary precautions to maintain the secrecy and prevent disclosure of Information.

10.6	Implied term and survival of obligations

(a)	To avoid doubt, this clause is not intended to limit any duty of fidelity owed by You and implied into Your employment agreement.

(b)	Your obligations under this clause continue after Your employment ends.

11	Intellectual property

11.1	Definition

In this clause ‘Intellectual Property’ means all present and future rights to intellectual property including any inventions and improvements, trade marks (whether registered or common law trade marks), designs, copyright, any corresponding property rights under the laws of any jurisdiction and any rights in respect of an invention, discovery, trade secret, secret process, know–how, concept, idea, information, process, data or formula.

11.2	Ownership

(a)	The Company owns all Intellectual Property that You create or contribute to during Your employment.

(b)	You must do all things necessary to ensure that the Company owns Intellectual Property that You create or contribute to during Your employment.

11.3	Disclosure

You must inform the Company of all Intellectual Property that You create or contribute to during Your employment.

11.4	Survival of obligations

Your obligations under this clause continue after Your employment ends.

12	Moral Rights

(a)	In this clause ‘Moral Rights’ means the right of attribution of authorship, the right not to have authorship falsely attributed and the right of integrity of authorship, as defined in the Copyright Act 1968 (Cth).

(b)	If You have Moral Rights in any Intellectual Property owned by the Company, You irrevocably consent to any act or omission by the Company which infringes those Moral Rights. You agree that Your consent extends to acts and omissions by the Company’s licensees and successors in title, and You agree that Your consent is a genuine consent given under Part 9 of the Copyright Act 1968 (Cth) and has not been induced by duress or any false or misleading statement.

(c)	Your obligations under this clause continue after Your employment ends.

13	Restrictions during Your employment

13.1	Other business interests

Subject to clause 13.2, during Your employment You must not be engaged, concerned or interested in any other business without the Company’s prior written consent, with such consent not to be unreasonably withheld if such business is not in conflict with clause 3.2 or if disclosed to the Company prior to the commencement of Your employment.

13.2	Shareholding

Despite any other clause of this agreement, You may hold shares in companies listed on any recognised stock exchange without the Company’s prior written consent if You hold less than 5% of the issued shares of any class of any one company.

14	Restrictions after Your employment ends

14.1	Restrictions

The Post Employment Restraints set out in clause 1 (‘Key Details’) apply to You.

14.2	Consent

The Post Employment Restraints do not apply in circumstances where You have obtained the Company’s prior written consent.

14.3	Restrictions reasonable and independent

You agree that:

(a)	You will obtain Confidential Information during Your employment, the disclosure of which could materially harm the Group;

(b)	the Post Employment Restraints are reasonable and necessary for the protection of the Group’s Confidential Information and goodwill;

(c)	You intend the restrictions to operate to the maximum extent;

(d)	damages may be inadequate to protect the Group’s interests and the Group is entitled to seek and obtain injunctive relief, or any other remedy, in any court; and

(e)	the restrictions are separate, distinct and several, so that the unenforceability of any restriction does not affect the enforceability of the other restrictions.

14.4	Modification of restrictions

If the Post Employment Restraints:

(a)	are void as unreasonable for the protection of the Group’s interests; and

(b)	would be valid if part of the wording was deleted or the period or area was reduced,

the restrictions will apply with the modifications necessary to make them effective.

14.5	Obligations continue

Your obligations under the Post Employment Restraints and this clause 14 survive the ending of Your employment.

15	Compliance and approvals

(a)	The exercise of, or compliance with, any discretion, right or obligation under this agreement is subject to any required board or shareholder approvals, any necessary regulatory consent and compliance with the Company’s constitution and all applicable laws.

(b)	Notwithstanding any provision of this agreement, the Company is not required to pay or provide, or procure the payment or provision, of any payment or benefit to You which is not permitted by the provisions of Part 2D.2, Division 2 or Chapter 2E of the Corporations Act 2001 (Cth) in the absence of shareholder approval. Any such payments or benefits must be reduced to ensure compliance with this clause and there is no obligation on the Company to seek or obtain shareholder approval. In the event of overpayment, You must, on receiving written notice from the Company Secretary (or his or her nominee), immediately repay any monies or benefits specified in such notice.

(c)	This clause 15 has effect regardless of any other provision of this agreement.

16	General

16.1	Governing law and jurisdiction

(a)	This agreement is governed by the law in force in Governing law and jurisdiction in clause 1 (‘Key Details’) above.

(b)	Each party irrevocably submits to the non–exclusive jurisdiction of courts of the jurisdiction specified in clause 1 (‘Key Details’) above.

16.2	Entire agreement and no reliance

(a)	This agreement states all the express terms of the agreement between the parties in respect of its subject matter. It supersedes all prior discussions, negotiations, understandings and agreements in respect of its subject matter.

(b)	You acknowledge that in accepting employment with the Company You have not relied on any representations regarding Your employment made by the Company (or its agents or employees) other than matters expressly set out in this agreement.

16.3	Legal advice

You represent that You have taken, or had the opportunity of taking, legal advice in relation to the nature, effect and extent of this agreement.

16.4	Counterparts

This agreement may be executed in any number of counterparts and all counterparts, taken together, constitute one instrument. A party may execute this agreement by executing any counterpart.

16.5	Benefit of this agreement

The Company executes this agreement for the Group. You acknowledge and agree that each Group Company may independently enforce the obligations given in their favour in this agreement against You in their own right.

16.6	Interpretation

In this agreement:

(a)	A reference to the ‘Group’ means the Company and each ‘related body corporate as that expression is defined in the Corporations Act 2001 (Cth).

(b)	Headings and bold type are for convenience only and do not affect the interpretation of this agreement.

(c)	The singular includes the plural and the plural includes the singular.

(d)	Words of any gender include all genders.

(e)	Other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning.

(f)	An expression importing a person includes any company, partnership, joint venture, association, corporation or other body corporate and any government agency as well as an individual.

(g)	A reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to, this agreement.

(h)	A reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re–enactments of any of them.

(i)	No provision of this agreement will be construed adversely to a party because that party was responsible for the preparation of this agreement or that provision.

(j)	Specifying anything in this agreement after the words ‘include’ or ‘for example’ or similar expressions does not limit what else is included.

(k)	This agreement includes any schedule.

Signing Page

Executed as an agreement

COMPANY EXECUTED on behalf of: TELIX PHARMACEUTICALS LIMITED by: /s/ Michael Cawley Signature of Director Signature of Company Secretary/Director	Michael Cawley Director (please print) Company Secretary/Director (please print)
YOU EXECUTED by DR CHRISTIAN PETER BEHRENBRUCH in the presence of:

/s/ Evgeniya Mikulchik Signature of witness Evgeniya Mikulchik Name of witness (please print)	/s/ Christian Behrenbruch Signature of Dr Christian Peter Behrenbruch